Livestream Transcript
The Heart of Pharma, November 29, 2022

I had a job at the FDA.
They didn't like the questions I was asking.
You heard that I fired Barbara Molden.
Don't make me do the same to you.
The FDA is corrupt.
Trying to change the drug laws is a political landmine.
Bribery, off the books
consulting fees, national statistic.
Iceberg.
Merrill Pharmaceuticals is working
with convicted Nazis.
They're approving unsafe drugs. This has to stop.
I need proof.
I want to start a new war.
You've just watched a short proof of
concept for Pharma, a feature film that
chronicles the courageous true story of Dr.
Francis Kelsey, who risked her career and her
family as she waged war against big Pharma.
She resisted intense opposition from inside the
FDA in order to expose the biggest
unmonitored drug trial in US. History.
If you want to help us tell this important,
inspiring true story, visit angel.com Pharma to express
interest
Now this is a David and Goliath type story.
Francis Kelsey was one woman up against the
billion dollar pharmaceutical company and faced so much
resistance within her own government agency.
I can't imagine what it would be like to
work within the FDA and try to fight this
corruption and then betrayaled by big Pharma.
Risk her career and her family.
JFK went on to award her
a presidential medal for her work.
In the 1960s. In the US.
Drug regulation was surprisingly loose.
Doctors were allowed to give out samples
of medication to patients without their knowledge
that it was an experimental drug.
I was shocked to learn that even pregnant
women were given experimental drugs without their consent.
Frankie learned that Thalidomide, a drug sold
all over the world, second only to
aspirin, was linked to birth defects.
When she raised these concerns with the FDA and Big
Pharma, she was threatened to be fired to be deported.
Frankie also discovered that Grunenthal Thalidomide's
creators
employed more Nazi war criminals than any
other company in the world.
Working with the right distributor is crucial
for the success of any project.
You need someone who shares your creative vision, and
we have an award winning script and an incredible
true story that needs to be told.
We considered engaging with Hollywood, but we
really love what angel is doing.
Angel has a proven track record.
With the success of their hit series The Chosen.
It has generated hundreds of millions of
views and tens of millions of dollars.
With their unique model and this powerful true
story, we believe this movie can reach and
inspire people all over the world.
The stories of the 1960s and that
Pharma will tell are happening today.
When a company is allowed to meddle in the FDA
and regulation, you end up in a situation where profits
are prioritized over people, and that should never happen.
If you think so too, express your
interest in investing in this film.
Click the link below or go to angel.com
pharma to show your support for this project.
Now I'm fueled by a desire to make movies that matter.
I'm a fighter, so I understand Frankie's passion.
In 2019, I starred in the movie Unplanned.
I knew taking on the role of Abby would
come with consequences, but I was prepared for it.
I think that doing that
movie really shifted my perspective.
I wanted to be a part of things that
had impact in a positive way on people.
We just want to shed a light on a hidden
story in American medical history, because we know that
when
people don't know history, they're doomed to repeat it.
We need your help to bring
this amazing, true story to life.
Click or visit angel.com Pharma to show your support.
We just need to gauge how many of you want to
be a part of bringing this story to the world.
Hi, everybody.
Now you can hear me.
I am so glad that you are here tonight for another
update about Pharma and joining us for this live stream.
This is probably going to be our most intimate
livestream yet because you're just going to be talking
to us, the producers, and hear about our heart
for this story, why we think it's so important
and what the script in the first place.

I'm going to invite on our other producers, Shelby and
Dory, and I'm going to invite you, the audience watching
tonight, to go ahead and start asking questions.
Anything that you want to know about this project,
anything that you want to know about us as
producers or what we've been up to.
I'd love for you to go ahead and put those
questions in the comments because as we go through the
show tonight, we're going to be answering those and just
sharing our hearts throughout the entire livestream.
One thing I want to go ahead and mention to
you all is we are blown away and so grateful
for you for expressing your interest in our project.
We are at over $1.3 million, 1.38 $724 in
expressed interest, which means that you all really do
want to see this movie get made and you
want to invest in making this movie happen.
So we're incredibly grateful if you haven't yet.
One of the best ways that you can help us
is by spreading the word and expressing your
interest@angel.com.
Pharma.
So let's get started.
Let's bring on our creators and
get this conversation kicked off.
So welcome Dory Zavala and Shelby Thomas.
Hi, Ashley.
Hey, ladies.
Once again, I am so glad that we are
together and we're having the chance to chat.
A lot of people don't know
that we're in three different locations.
I feel like that's something that people
forget every time we're talking, which explains
the three different screens here.
Dori, you are out in Arizona,
and Shelby, you're out in Nebraska.
And so when we get the chance
to get together, it's really special.
I think that the last time all three of us were
together was when we created our torch is that right?
We were in Provo.
Yeah, in April.
That was the last time we have
been in the same room since April.
Shelby and I have been because
we've done some other events.
We went out to angel when they announced their
huge lineup of all the incredible shows and movies
that angel is putting on the platform and getting
out to you guys this year and going into
2023, that was an incredible experience.
Dory was on vacation that week.
It was a much deserved vacation.
The woman works nonstop.
But I want to give you guys a chance to just
talk about this project and what it means to you.
So right now, Shelby, we're going to get to I'm
going to start with Dory, because Dory, as you know,
if you've been watching our live streams, dory is the
screenwriter of the script of the project.
Dory is the one who had the heart, who did the
research, who was just, I guess, fascinated by Frankie's
story.
And so you went into the process of
writing the script, and let's just start there.
Let's turn it over to Dory.
I want you to kind of just say how you found
out about Francis Kelsey and being a practicing attorney,
you were
just like, I'm going to write my first screenplay.
Let's start there.
Yeah.
And I'm going to get a little bit more personal
here than I usually do and talk about some things
that a lot of people don't even know.
But I found this story and I hadn't heard of Dr.
Kelsey before, but I found this story in 2017.
And in that period of time, I was
going through a really hard time in my
life, probably one of the most difficult.
My son, who was 21 years old at the time,
had been diagnosed with a potentially fatal brain tumor, and
entire family was completely devastated when that
happened.
It came out of the blue.
He didn't have any symptoms.
It's just from one day to the
next, our entire lives turned upside down.
At the time, I had a full practice.
You know, I had several attorneys working
for me and paralegals and receptionists.
I had a big firm.
And when all this happened, it makes you
take stock of your life, for one thing.
And I just knew that he needed me there for him.
So thankfully, he went through the surgery.
It's been several years now.
He is completely recovered and everything is looking great,
and
he's healthy, and thank God it all worked out.
But that time was really tough.
And so I felt like I had wanted to write for
a long time, and I felt like, you know what?
Time is running out. Life is short.
You don't always know how much time
you're going to have to do things.
And having that happen to him really just put everything into
perspective for me as well, of like, I need to have

put my responsibility needs to be my family and my son
right now, and I need to focus on him.
And I also need to do some of these things
that I've been putting off for a long time.
So I had been working on it was always
books for me because I'm a lawyer, I would
always research a lot, and I always love researching.
I love historical fiction and just things that are historically
accurate so that you can have a compelling story, but
you can learn about history during the process.
I was kind of like, should I go
back to the book I'm already working on?
What should I do?
And then I came across a post on social media, and it
was just somebody who just kind of did a blurb about Dr.
Kelsey and what had happened and the Thalidomide tragedy
and how it affected all of these children.
And it was at a time also when I was
going through all of these medical issues with my son
and realizing how big of an impact that can have
on a family and reading it, what was really interesting
to me and struck me is that there were just
thousands and thousands and thousands of comments on
this post.
And it was just people, a lot of women especially, who
are like, how come we've never heard of this woman?
How come we've never heard about
these children and this tragedy?
Like, how is it possible that we
were not taught about this in school?
And then when I looked into it further and realized
that she actually wrote the clinical trial process that we
still use today, the FDA still uses that today.
And I thought, this is a story that needs to be told.
This is a story that people need to
know what she did, and especially because of
all of the pressure that she faced.
So I went from there and just started doing my own
research on it and found that there's actually surprising to
me,
never really had been a movie made about Dr.
Kelsey and the Talitamite tragedy.
And we've later found there's some references.
This is totally crazy to me, by the way, going
back to what you were saying, how we don't know
about this woman and her story is so incredible.
I have a lot of questions.
Personally, I have my own theories about why we
don't know about her, but I just think it's
incredible that we don't, period, no matter what.
I mean, she was honored by JFK.
It's just crazy to me that we don't
know her story and we really should.
Yeah, exactly.
I was going to write it as a book.
I started doing a bunch of research on it
and was planning to write it as a book.
And then I thought, I feel like it would
reach more people if it was a movie. I really do.
I feel like it would just have a
broader reach, I guess, across the whole population,
whereas certain types of biographical books or
autobiographical
books are only read usually by certain people
who like to read those kinds of books.
And I thought it would just have a broader appeal written as
a movie, so I decided to write it as a script.
And I had never written a script before, so, yeah, I
just basically got a lot of books and I talked to
somebody who knew about writing scripts and got some tips,
and
that's how I ended up writing it from there.
Ashley, do you want me to talk about how
I ended up putting it where you found me,
or do you want to wait on that?
No, I think we should jump into that.
I'm not surprised that you were like, I'll just
write a script and you nailed it because you're
pretty phenomenal at all things that you do.
And I know that you guys hear me brag about
dory all the time, but Shelby can attest to this.
She's pretty much a Wonder Woman, to be honest.
So you wrote the script.
Let's talk a little bit about that process, because
it's not like as a first time screenwriter, you
write a script and then all of a sudden
the studio is like, yes, we want that one.
We're going to make it.
That doesn't happen, especially when you're
a first time screenwriter and you
don't really have the connections.
You're not related to Brad Pitt.
It's not easy to just get in
the door and make these things happen.
So what was the first step after you wrote the script?
To try and get it made?
Yeah, and that's actually something a lot
of people ask me about that are
aspiring screenwriters, because it is tough.
And if you don't really know agents or
managers or somebody you can send your script
to, most of them won't take unsolicited emails.
So you can't just be like, hey, here's my script.
Read it.
You don't get a response.
If you're lucky, you'll get
a response because you don't.
So really the best way to do

it is to just go through contests.
That's what I did.
I entered the script into this was in 2018, and
I entered it into two of the major contests.
And I was like, this is
my first script I've ever written.
There's no way it's going to get noticed.
But I'll just go ahead and put it in just
to get some feedback so I can make it better.
Because I was very much about making it better.
I wanted to get feedback so I could improve
it and then enter again and enter again.
And so I did that, and I ended up
getting in the top 10% of the Nichols Fellowship,
which was one of the big ones.
And so that was great.
And I ended up doing well in the other one as well.
For those who don't know what the
Nichols Fellowship is, nickel Fellowship, nichols fellowship.
That is the Academy Awards.
Essentially, that's their fellowship.
So for you to have written this script that
placed in the top 10%, that's pretty amazing.
I mean, that had to be a really proud moment for you.
It had to be a really rewarding one.
How much time did you spend
researching and writing the script?
At what point was it during that process that I guess
the amount of time you had invested came to fruition?
Yeah, I had invested probably at least a year
and a half of my life by that point,
working at the same time while I was doing
it, but constantly while I was writing it.
I just thought, I don't know if anybody's ever going to read
this or anybody's ever going to see it, but I want to
write it, and it's a story that's on my heart, and so
I'm going to put it out there and I'm going to write
it, and then we'll just see what happens.
And so that's what I did.
And my husband really encouraged me to apply to the
contests, and I was like, oh, it's not finished.
I'm a perfectionist.
I'm like, I need to do more work.
And he was like, no, it's fine.
Just put them in.
And so I did.
Ended up doing better than I thought.
So that was a really encouraging thing.
But I did take those notes and that feedback and
edit it some more and enter some more contests.
And edit some more and enter some more contests.
So that was probably a good well, let's see.

You found it in January of 2020.
So it was almost two years of me
rewriting, and I did some substantial rewriting based
on notes and feedback that I got.
That's been two years now.
We're two years into this project, right?
January 2020 is where I come into play.
So let's pause on your story, and then we'll talk
about what happened with me and what led me to
you, and then we'll reconvene on how we merge together.
Most people who are watching this, they
know me from the movie Unplanned.
And I had started that movie in 2019.
I think it was March of 2019 we released.
And that movie had an incredible
impact on me personally and professionally.
And it really gave me vision for how I wanted to make
my impact in the industry, how did I want to use movies
as a way to tell good stories that impact culture?
And so coming out of that movie and spending
time on the road and hearing how it had
affected people and it had changed their lives, I
knew that when I started looking for my next
project, I wanted it to be something really important.
And it wasn't like people were beating down my door.
I was a nobody.
I still feel like I'm a nobody.
And for me, it was a matter of saying, okay, it's
time to invest in my own career and take the steering
wheel and say, where do I want to go?
And when I decided to do that, I had
formed my own production company by myself at this
point, and I started looking for scripts.
I had a mentor at NBC Universal, incredible woman who
came to me and said, ashley, fill your pipeline.
That's how you're going to
get started in this industry.
Fill your pipeline.
And I was reading so many scripts, and
I had registered for a site called Coverfly.
So if you're a producer and you're a screenwriter or
you're looking to get into producing, go to Coverfly.
That's where you can read scripts and connect
with people as a producer or screenwriter.
Anyway, I got on there, and I probably
read like, I don't know, 100 horrible screenplays.
Honestly, most scripts are not that great.
There's probably one great script for every 100.
And so I was getting a little discouraged,
and I came across this one called Pharma.
And I was just enthralled immediately.
I think I was maybe only five pages, ten pages

into the script, and I couldn't put it down.
I read it in one sitting, probably in like
an hour and a half, maybe 2 hours, and
every word on the page, I was hooked.
And I got done, and I was like, man, I
don't really know how to make this happen, but I
know that I want to make this movie.
And I need to figure out how to get in
touch with this person who wrote the script so that
I can talk her into letting me make this movie,
even though I've never done it before.
I have a couple of strengths.
One is that I'm very persuasive, and
another one is that I'm very consistent.
So anyway, I found your contact information.
I did a lot of little research about you to
figure out who you were and what you had done.
And I emailed you, and I said, hey, I
would like to make your script into a movie.
And I'm sure it was so random after
going through that process for so long.
But yeah, in January 2020, you responded to my email.
I'm pretty sure that I have it saved somewhere.
That's something we need to put in our VIP group.
If you're not in our VIP, just a
reminder, you can become a Pharma Ambassador.
We'll talk about that later.
But if you become a Pharma Ambassador and you
share and you like and you comment in these
live feeds, there it is, pharma Ambassador.com, then you
get access to this little private group where we're
going to continue to just put more and more
rich content as we go through this process.
And I think I need to find that email.
I need to sign that email to you where I was
like, hey, I want to make this into a movie.
I know you don't know me.
It worked out.
We said yes.
We got a contract in writing.
And from there I went to Shelby.
And this is where Shelby comes into play.
And at this point, dori you also were not a producer.
You were just a screenwriter, and you were
trusting me to go make your movie.
Our first call was like, we talked for like an hour.
Like, we were friends from the
very beginning, so I trust you.
That photo right there, though, was like the
first time we had met, and it had
been, what, a year, two years later. Yeah.
And then it was COVID, and then we didn't get

to see that was the thing, is that we started
in development on making this movie and then COVID hit,
which there's a lot of interesting details attached to that.
So after I optioned your script, I went to
Shelby, who had been traveling the world with me
for almost a year and a half.
And Shelby and I, we just worked so well together.
And I like doing things with other women.
Like, I like to have a person who balances me out.
I'm kind of like the feisty one, and Shelby's more
of the even, keel, like, let's breathe kind of person.
And I'm like, let's go.
And so I knew that Shelby would
be a good partner for me.
And so I said, shelby, I would really like
for you to come on and be a part
of my production company, simple Jane films.
And at the time that Ashley, I was so excited.
We had gone to the movie guide
awards, and we were in Hollywood.
We were sitting at the Roosevelt hotel in Hollywood.
And now we're sitting at the pool, and I look at
her and I'm just like, I want to ask you something.
I'm so excited.
And I'm like, I really want you
to be a producer with me.
And I did not get the reaction
I thought I was going to get.
She all but decided she was going
to walk away from the industry.
Do you remember this, Shelby?
Yeah, not me getting we're probably going to
cry at one point tonight, so be prepared.
Everyone who's watching, but you were going
to walk away from the industry.
So talk about that moment that I asked you to
do this with me and what changed your mind and
how you were just like, okay, let's do it.
Yeah.
When we were getting ready, we
had finished up with unplanned.
We traveled the world together, and it was great.
And then when that was coming to
an end, I really wasn't sure.
Just because I got thrown into it with Ashley,
it wasn't something I went to school for.
I had made connections, really strong connections during
that time, but I just wasn't sure if
it was my calling or not.
I didn't know what to do afterwards.
And so after a month of being back home, I said,
okay, well, what am I going to do with my life,

and I had a couple of ideas, and that's when Ashley called me up and said invited me to Movie Guide Awards. And that took me like, a second to think about. And I said, of course, yes, I'll come. And I didn't have any intention on, I guess, continuing just because I didn't know what it was going to look like. It was kind of out of fear. But she said she's very persuasive and persistent. I knew when she asked me, I was like, wow, maybe this is my life, as we were at the Roosevelt in Hollywood, and she asked me to come on as a producer for Simple Jane Films. And we cheers and we said, we don't have any idea what we're doing or how we're going to make this happen, but we're going to do it and it's going to happen. And it's been a crazy process for sure, but, I mean, I'm that kind of person who I think when I go to people, one of the things I love to say to them is, go for it. Why not? What do you have to lose, right? Like, okay, you fall on your face, get back up, try again, you learn something, do the next thing. We have this life here on Earth to live once on this Earth. We're here one life, so go for it and do the things that just make your soul feel on fire that you're passionate about, because I think that those passions are definitely there for a reason. So I was really excited to have you come on board and say, okay, let's do this crazy thing together. I want to throw this out there to everybody right now. I have not done this before on a live stream, but I want to include the people on Instagram because I feel like sometimes people on Instagram don't know that we're live. So if you follow me on Instagram, that looks great. You can't see anything. There you go. Okay, you can see me. If you follow me on Instagram, you can go into my stories and click the link and you can either send me a DM and ask me a question there, or you can click the link to this live stream and you will be able to ask me questions. So if you have friends on Instagram, then let them know and they can come here and ask questions. Because now that it's in my stories, I'm going to answer questions from people on Instagram and all other platforms. Remember, we're saving them up. So if you have questions as we go, then just put them in the comments and tell your friends. I mean, it can be anything.

It can be like, okay, well, what was the hardest part about starting this producing process? What's the craziest thing that you've ever encountered in this process? What's been the easiest thing, the funniest thing? What's the next step? We want to answer all the questions. This is the fun part. Okay, so here we are. Me and Shelby have decided to work together and COVID hits. And this is where things get really interesting, because as a first time filmmaker, you have to raise funds to make a movie. And it's not an ideal time to approach investors when there's a global pandemic, especially when you have a period piece. So it was my job as the lead producer to go out and rally the support to get this movie made. Despite being in the middle of COVID Now, Francis Kelsey had not been in the news since she had passed away, I think, in 2015. What was really interesting is that right after COVID hit states, the New York Times ran an article about Francis Kelsey and she started making the headlines again. So for me, it seems like it was very divine timing. I think we can all agree that even though it's been years in the making, the timing of it all feels so perfect. It feels so divine. Even though we wanted to jump ahead, if we could have had it our way, we would have made this movie three years ago. But we know that there's a greater plan, that we believe God is in this and he has the perfect time for this. We feel like it is getting very near. And after going through COVID, we just started to recognize that there were so many things happening at the FDA and with Big Pharma that were becoming hot button topics. And here we were making this movie about Big pharma with no intention of making a controversial movie. This is a true story. So when the media looks at this and the trades look at this movie, it is a true story. There's nothing to argue about here. The script is all true to history. This woman, Francis Kelsey, she was awarded by JFK for what she uncovered, and she exposed the fraud and the corruption that was in the FDA. Big Pharma was bribing the FDA to approve drugs. They had doctors who were signing off

on testimonials that they hadn't even written.
There were so many things that were
corrupt that were happening during this time.
And I think it's a great conversation for people to
become aware of the inner workings of the FDA and
corporations and what happens when they mingle together.
I think that can be really problematic.
And with Cavadon, also known as
Thalidomide, francis Kelsey exposed that.
These women who were being given this experimental
drug, essentially they were having babies born with
deformities or they were having miscarriages, and this
was happening all over the world, and she's
the one who prevented it from being an
epic disaster in the United States.
Now, there still are tons of US.
Solidomide Survivors.
There are different organizations that
we're hoping to partner with.
I saw yesterday that a solidomide survivor actually
commented on one of our Instagram posts, and.
So I'm really looking forward to trying to connect with
her and some of the others that we have found
that are so inspiring and telling these people's story.
Dory can you share kind of our
Beeline story plot where it's obviously Dr.
Kelsey's story, but we pay tribute and we honor
thalidomide survivors with one of our other characters?
Can you talk a little bit about that? Yeah.
And actually, I had wanted to say when
you were talking about the FDA, that was
a real challenge in writing the script.
And then we've worked on it a
lot together as a team since then.
And it's been a real challenge because something
about the FDA could be dry, right?
It could be a topic that could be
kind of boring or kind of slow.
And we really didn't want to make that kind of a movie.
We want to make a movie that is about real
people and about their lives and how this impacted them.
And so it was very important for all
of us to have somebody in the story
who was impacted by the thalidomide tragedy directly.
So we do have a character who is a single
mother who takes thalidomide when she's pregnant, and then she
does have a baby that's born with some deformities.
And so we follow her throughout the script as well.
And the struggle that she has as a single
mother, especially given the fact that this was not
acknowledged, especially during it took 50 years for the
pharmaceutical company for Chemo, to even acknowledge that the
pill had anything to do with this.
So these parents were struggling with their kids who had
all of these extra medical care and all of these
extra expenses and no way to deal with any of
that, and also no answers for what had happened and
no acknowledgment at all as to what had caused these
problems with their children either.
Brunenthal was the company in Germany who had
initially dispensed Thalidomide, and that was one of
the hardest hit areas with the most tragedy.
It was 50 years, I think,
before they made a public apology. Isn't that right?
Didn't we find that out in our research?
Which to me is just heart wrenching.
And to know that there's really been
no restitution for what these families went
through, it is really heartbreaking.
Okay, I did see that we had some questions
pop up and we were just chatting away.
So if we can get those questions back up,
ryan, who's in my ear, can you pull some
of those questions up that you had previously?
And I would just want to make sure that we
had addressed them about how long will this movie be?
So right now, the script is what, 110 pages story?
I think it's 110 pages.
And roughly one page on paper, one
page equals 1 minute on screen.
So somebody do the math on that real quick.
Just under 2 hours and a lot of times what
happens is your movie will be longer when you shoot
it, and then it always goes into the editing room
and things get left on the cutting room floor.
Or we say, oh, the pacing of this scene
doesn't quite work and we need to condense it,
or this scene should be taken out.
So it'll roughly be between an hour and a
half to 2 hours, maybe falling somewhere around an
hour and 45, if I had to guess.
Any other questions?
I thought I saw another one come up.
How can we get involved in projects like this?
Okay, Erica, my question to you is in what capacity?
Because the first way I'll say that you
can get involved is by helping spread the
word and helping us make the movie.
Because we can't be involved in projects like this
unless we have the opportunity to make them.
So first and foremost, share, please. It's angel.
Comfarma.
Tell everyone you know to express interest
in investing, in making this movie.

It doesn't cost you a dime right now to
go to angel.com Pharma and express your interest.
It will not go live.
No money is being transferred until the
offering, the investment offering is live.
So right now, all you're saying to us
is, if I had the opportunity to invest,
this is what I think I would invest.
It's not a fundraiser.
It's not just like a
Kickstarter or something like that.
You're not getting a T shirt.
You actually get to own a piece of the movie.
And so that's how we're able to fund
this movie with people like you that are
watching and your friends and your family.
Now, second of all, and if, Erica, you're able
to type this in, if you're still there, then
it might help me answer this more clearly.
But if you're in the film industry and you're a
producer or screenwriter or you work crew or you're an
actor, here's how you get involved in projects like this.
You keep an eye out on things
like Facebook, like these live streams.
You keep an eye out on social media,
on Instagram, on TikTok, on Twitter, everywhere.
And you follow the projects, because once the castings
or the crew calls go live, then that's when
you know that you can submit your information either
to the casting director or to us directly.
And that's one of the easiest ways to find out about
these projects and just be mindful, be decisive about the kind
of projects that you want to be involved in.
Because where we put our time, effort, and money
determines the kind of projects that get made.
So I would say to you, those
are the main ways to get involved.
And I hope that one of
those answers your question clearly.
Okay, how can I get behind projects like these?
I can't quite see the bottom
of that's other than financially.
Like I said, sharing is an incredible way.
Like, even if you can't give financially sharing.
I guarantee you that if you share it,
somebody will probably get behind it financially.
So we do appreciate you
sharing beyond the financial aspect.
If you're interested in getting into the
movie industry, there's all different ways to
make money in the movie industry.
Depending on where you live, you can work as an extra.
You get paid to sit around and walk around movie set.
It's really fun.
And you get to eat for free.
So that's another way that you
can get involved in movies.
I started as an extra.
Tons of people started as extras.
Matthew McConaughey started as an extra.
He also did an episode of Unsolved Mysteries.
Did you guys know that he was
in an episode of Unsolved Mysteries?
So there's all kinds of ways.
And be it that you have a background in
law enforcement, I will say if you ever have
any interest in working on movies, casting directors and
producers are always looking for people with special skills.
So when we need someone who has a
law enforcement background, we want the real deal.
So when you go on set, you
look like you know what you're doing.
So that's one way that you can also do it.
Another way is to go see the movie when it comes out.
Dory you want to add something to that?
What would you say?
I want to add something, yeah.
I think that what angel is doing here with this
model is just such a great way for people to
really see behind the scenes of how movies are made.
Because normally we would just be having our producer meetings
on our own and our script table reads on our
own and doing all of these things behind the scenes.
But we're here doing it in public and
we're going to continue to do that.
So as we get our funding and we go live and
we start to hire our cast and we start to hire
our crew and nail down our locations and do all the
things we're going to be doing everybody that's supporting us is
going to be there, being able to watch it along the
way, which is such an amazing opportunity that I don't even
know where else you can find that kind of an opportunity.
Oh yeah, exactly.
And then there's so much intimate kind of
relationship between the creators and the audience.
You don't get that kind of access.
Like what you were saying.
I for when I love interacting with followers.
When you DM me on Instagram and I reply, you're talking
to me and to a fault, sometimes I reply too much.
But if you get a response, it is me.
So just know that.
I know that there's another question coming and
I want to answer it in relation to

our ambassador program because I think that this
might be a good way to incorporate it.
So let's talk a little bit about our ambassador program
because this is another way that you can get involved
that doesn't require you to be financially committed.
It's another way to share.
But there are definitely perks.
So can we pull up that ambassador page?
Okay, so when you become a
Pharma ambassador, you go to Pharmainbassador.com.
Let's scroll up, because the biggest thing here
is that to qualify as a Pharma ambassador,
what you need to do is share.
Tell your friends about it.
Join these live streams comment.
It's really easy stuff.
So some of the benefits include contest
prizes, early access to things, ambassador only
live streams, basically where you're getting like,
a roundtable discussion with just us.
So if that's something, let's say that you're an
independent filmmaker or you're an actor or you're just,
like, curious about how movies work, then become an
ambassador and get access to that private group where
we can answer your questions one on one.
You will get your name mentioned.
There are different levels.
So let's go just a little bit
more because these levels are really important.
Let's keep scrolling here.
Okay, so you'll see that there are different levels
on the screen, and the main one that I
want to talk about is this Platinum level.
That is the ultimate achievement as an ambassador.
Most of the other levels are really easy to accomplish.
And sometimes on our live streams, we'll do
contests where if you win the contest, you
automatically qualify for platinum level, and there are
not a ton of people in that pool.
And the reason that platinum level is so important and
so exciting is because it enters you for a chance
to be featured in a role in the movie.
And that's the only way you can do it.
That's the only way you get
entered to get a featured role.
You don't even have to be an actor.
All you got to do is become an ambassador.
And if you want to come to our
movie set, then you get to do that.
Now, let's say you don't want to be on screen.
Well, you can walk around with us for a day.
How about that?
But you need to get to that level.
Now, somebody asked, and this is the question that I
got in my ear, was, can I read the script?
This is what someone asked.
This script is nowhere to be found.
We pulled it everywhere from the Internet.
It's nowhere to be found.
I think that based on that question, it would be
worthwhile for our team to discuss if we make the
script available to our platinum level ambassadors, that might be
something we discuss, or it may be something that is
a surprise when our offering goes live in February.
So if you ask that question, just know that you
planted a seed and it could be coming soon.
As to whether or not you can read the script.
If you watched one of our live streams previously,
there is one that's all about script to screen
and the one about script to screen.
There are several scenes from the movie, so if
you want to read the script, you can read
some of the actual scenes from the movie.
We had a table read with actors who read those scenes.
Go back and watch that you can click through.
And if you join our VIP group, the pages of
those in the script are in that VIP group.
So you can read parts of it
right now, but maybe more later.
Thank you to whoever it was that said they signed up.
I also saw that there was
someone who had expressed interest. Who was that person?
Because I'd love to give them a little shout out.
It was Gary.
Gary C. Gary.
Gary, thank you so much for supporting us.
It means the world.
You have no idea.
I haven't cried yet.
I know that Dory's got teary eyed.
I know that Shelby's got teary eyed, and I
already feel it bubbling up in me because Dory
started this process in what year did you say?
2018.
2017.
Okay, here goes.
Now everybody's going to cry.
Like I said, I came onto this project in January
of 2020, and I convinced Dori to let me be
the lead producer on this project and get her story
out into the world to make this movie.
And that was in 2020.
So come 2023, which we're only a month
and a half no, we're a month away.

We're a month away from 2023.
In January of 2023, I will have been
invested in this project for three years.
And something that's really important to me
that I want everyone to know is
that my word means everything to me.
And it's really important for me
not to let people down.
And it's important to me to make sure that Dory
is proud of the project that gets out there.
It's important to me.
I'm going to cry.
It's important to me that Shelby didn't make
a bad decision by becoming my partner.
It's important to me that our executive
producer doesn't regret making this movie.
It's important to me that every single person
who invests in this movie sees a return
or benefits from it in some incredible way.
I can obviously make no guarantees, but what I can
say is that me as a person, I am going
to do everything I can to make this the best
possible movie that we can make it.
So if you're someone who has been on the fence
and you're like, I don't know, ashley's never produced a
movie before, or this team hasn't know that we have
other people who are so seasoned, and they're going to
help us make an incredible movie, and you have my
word that it won't be subpar.
We are thrilled to be working with angel.
And if you heard the news, just this past
week, the Chosen had a special event where they
premiered two episodes of season three in theaters and
it opened at number three in the box office.
That is incredible.
And on top of that, they just made the announcement
that they paid back all of their investors 120%.
That's incredible.
So we obviously believe in the
model that angel has created.
We love being able to connect with you.
It is personal.
It's beyond just being a filmmaker
who goes and makes a movie.
Our audience matters to us so much.
And that would be you guys and all of our supporters.
Cool.
Okay, Sandra, thank you so much.
We can't wait either.
And we feel like once it finally does, there's probably
going to be a prayer meeting right before we shoot
where we're all just going to be crying trying to

get it together because it is a labor love.
Making a movie is a labor
of love, especially one like this.
So it's not for the faint of heart.
We're really grateful for the support and we really feel
like we need the public support to make it happen.
We never thought that telling a story about Francis
Kelsey and working at the FDA and taking on
Big Pharma was really going to be controversial.
We just thought, this is a great story.
That's true.
And we feel like there's been a lot of
people who don't necessarily want us to tell it.
We faced a lot of challenges and we want
to make sure it gets made despite anyone telling
us, no, we are going to do this.
We're going to make it, and we're excited about it.
Any more questions before we wrap up tonight?
Let me check this Instagram really quick and make
sure I'm not missing someone on Instagram, because I
did promise that I would check it.
Okay.
I think they've all headed over to our live stream.
Remember, if you don't follow me on Instagram
or the Pharma page on Instagram, you should,
because we will respond to you there.
All right, so let's see.
Dori did you have anything else you
want to add before we sign up?
It just looks like we had brad Cooper had a question.
He says Pharma sounds like a huge hit.
Like the huge hit hidden Figures.
Do you think this movie will inspire
more women to pursue Stem careers?
And that's so interesting you mentioned that, Brad, because
we've talked a lot about Hidden Figures during all
of the development of the script, and it does,
in some ways, have that feeling.
There's three very strong women in our script and
it follows their rocky roads, their paths in dealing
with all of the different faces of Thalidomide.
But, yeah, definitely when I wrote it, that was something
that was kind of like the icing on the cake,
was that this is not only this amazing woman who
did amazing things in history that we don't know about,
but also to be in Stem.
And one just kind of aside that
I thought was so amazing about dr.
Kelsey is that she has a PhD and an MD.
And she went to medical school in the 1940s
and had two children while she was in medical
school, which would be hard even now to do.

So that just kind of tells you about the type of
person that she was, that she was able to do that.
Yeah, she was really incredible.
And I love that question, Brad, because we have
explored possible collaborations with different Stem
organizations for women
and girls in Stem, we have a list that
we hope to reach out to.
So maybe you should tag some of
your favorites in the comments here.
We will be exploring that as
we move along in the process.
We're very excited about being able to
get girls excited about working in Stem.
Yes, it was one of our favorite movies, too.
Honestly, that is one that has stayed with
us during this process because we want this
to be just as good, if not better.
That's a hidden figures.
Aaron Brockovich is another one that
we've all talked about a lot. Yeah.
So anything that will bring good stories
to light, we're really excited about.
Okay, I think we wrapped up all of the questions.
I just want to do a quick recap because some
of you asked how you could find us on Instagram.
So the movie is at Farm of the Movie. That's it.
Farm of the movie on Instagram. Really easy to find.
And then my instagram is at underscore Ashley Bratcher.
If you type in Ashley Bratcher, you should
be able to find me pretty easy anyway.
But that's where you can send me DMs.
I know that you can't send me messages on
Facebook, but you can send me messages on Instagram.
And then another person did ask if
there would be a replay of this.
There's always a replay.
So if you're hopping on late, you
can come back and watch it.
You can do it when it's convenient.
Watch five minutes here and there. It's up to you.
And then you can also share it with other people.
If there's a clip that you thought was
really interesting, say, hey, go watch it.
1 minute and 23 seconds.
It got really interesting. There.
Anything that you want to share?
Thank you, John, for supporting us.
This has been a really heartfelt livestream for us,
I think, because we know that we are nearing
the time that this is going to open up
to the world and we're really excited about having
people involved and seeing it finally come to fruition.
So it's becoming more and more real for us. Okay.
Go to Pharma Ambassador.com.
That's where you can find out more about how
to get your shot to be in the movie
and make sure you're following us on social media.
Please.
Please, if you haven't already and
you can express interest@angel.com, pharma.
Every single dollar counts and all of you will
be a part of making movie history with us.
All right, Shelby, dory anything else?
We're signing off.
Thanks, Ashley.
Thanks, everybody.
Have a great night, and thanks for tuning in. Bye.
Thanks. Bye.
Hello, this is Dr. Kelsey. It's Dr. Smith.
I'm reviewing the drug applications you approved.
I don't see Kevin on here.
I can't approve that one yet.
There's too much missing information.
Like what?
Human clinical studies?
There are none.
Just a bunch of testimonials from doctors saying
how great they think the drug is.
You realize how many applications we need to get
out the door by the end of the month? 70.
You heard that?
I fired Barbara Moulton.
Don't make me do the same to you.
You you can go on in.
Thank you. Bar.
Molten.
How is your daddy doing?
Oh, you know daddy.
Ornery as ever.
He was always drumming up trouble.
This is some fine Tennessee whiskey.
It's all I serve in my office.
Never met a whiskey I didn't like.
So to what do I owe this pleasure?
I saw in the paper that your
committee is investigating the FDA drug pricing.
I had a job at the FDA reviewing new drug applications.
They didn't like the questions I was asking.
Is that so?
Senator, I'm the type of person, if
something needs saying, I say it.
The FDA is corrupt.
This goes far beyond drug pricing.
Bribery, off the books, consulting fees that's

just the tip of the iceberg.
So you like drumming up trouble, too?
So what, do you want me to expand my investigation?
I want the drug laws completely overhauled.
Is that all?
Our drug laws are the real problem loopholes.
Big Pharma has paid the FDA head of
antibiotics over $250,000 to endorse their drugs.
Listen, Joan of Ark, trying to change a
drug laws is a political landmine no one's
touched in the past two decades.
And with Kennedy newly elected, that dog won't hunt.
That's because the drug companies have all the power.
Corporations are selling bottled water
as cures for cancer.
They're approving unsafe drugs.
This has to stop.
And I suppose you want me to be
the one to introduce this new legislation?
You ran for vice president because
you wanted to leave a legacy.
Well, this is your chance.
I need proof.
Not a problem.
You fight in World War II?
I took a bullet in France. Why?
Merrill Pharmaceuticals is working with convicted
Nazis pushing a drug called Kevin.
The generic name is Thalidomide.
They likely tested it on
prisoners in concentration camps.
Is that enough to merit a little more attention?
So what do you want me to do with all this?
I want to start a new war.
You've just watched a short proof of
concept for Pharma, a feature film that
chronicles the courageous true story of Dr.
Francis Kelsey, who risked her career and her
family as she waged war against Big Pharma.
She resisted intense opposition from inside the
FDA in order to expose the biggest
unmonitored drug trial in US. History.
If you want to help us tell this important,
inspiring, true story, visit angel.com Pharma to express
interest
Now, this is a David and Goliath type story.
Francis Kelsey was one woman up against the
billion dollar pharmaceutical company and faced so much
resistance within her own government agency.
I can't imagine what it would be like to work
within the FDA and try to fight this corruption.
And then, betrayed by Big Pharma,
risk her career and her family.
JFK went on to award her a Presidential
Medal for her work in the 1960s. In the US.
Drug regulation was surprisingly loose.
Doctors were allowed to give out samples
of medication to patients without their knowledge
that it was an experimental drug.
I was shocked to learn that even pregnant
women were given experimental drugs without their consent.
Frankie learned that Thalidomide, a drug sold
all over the world, second only to
Aspirin, was linked to birth defects.
When she raised these concerns with the FDA and Big
Pharma, she was threatened to be fired to be deported.
Frankie also discovered that Grunenthal Thalidomite's
creators
employed more Nazi war criminals than any
other company in the world.
Working with the right distributor is crucial
for the success of any project.
You need someone who shares your creative vision, and
we have an award winning script and an incredible
true story that needs to be told.
We considered engaging with Hollywood, but we
really love what angel is doing.
Angel has a proven track record.
With the success of their hit series The Chosen.
It has generated hundreds of millions of
views and tens of millions of dollars.
With their unique model and this powerful true
story, we believe this movie can reach and
inspire people all over the world.
The stories of the 1960s and that
Pharma will tell are happening today.
When a company is allowed to meddle in the FDA
and regulation, you end up in a situation where profits
are prioritized over people, and that should never happen.
If you think so too, express your
interest in investing in this film.
Click the link below or go to angel.com
Pharma to show your support for this project.
Now I'm fueled by a desire to make movies that matter.
I'm a fighter, so I understand Frankie's passion.
In 2019, I starred in the movie Unplanned.
I knew taking on the role of Abby would
come with consequences, but I was prepared for it.
I think that doing that
movie really shifted my perspective.
I wanted to be a part of things that
had impact in a positive way on people.
We just want to shed a light on a hidden
story in American medical history, because we know that
when
people don't know history, they're doomed to repeat it.
We need your help to bring

this amazing true story to life.

Click or visit angel.com Pharma to show your support.

We just need to gauge how many of you want to

be a part of bringing this story to the world.